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                                    FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                     CHILDREN'S COMPREHENSIVE SERVICES, INC.
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             (Exact Name of Registrant as Specified in Its Charter)

Tennessee                                                      62-1240866
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(State of incorporation or organization)                   (I.R.S. Employer
                                                          Identification No.)

     3401 West End Avenue, Suite 500, Nashville, Tennessee      37203
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(Address of Principal Executive Offices)                      (Zip Code)

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If this form relates to the registration of a     If this form relates to the registration of a
class of securities pursuant to Section 12(b)     class of securities pursuant to Section 12(g)
of the Exchange Act and is effective pursuant     of the Exchange Act and is effective
to General Instruction A.(c), please check the    pursuant to General Instruction A.(d),
following box. [ ]                                please check the following box. [X]
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Securities Act registration statement file number to which this form relates:
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                                                                                 (If applicable)
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Securities to be registered pursuant to Section 12(b) of the Act:

                                                 Name of Each Exchange on Which
Title of Each Class to be Registered             Each Class is to be Registered
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        Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock Purchase Rights
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                                (Title of class)

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                                (Title of class)

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Item 1. Description of Registrant's Securities to be Registered

        On November 25, 1998, the Board of Directors of Children's Comprehensive Services, Inc. (the "Company") declared a dividend distribution of one right (a "Right") for each outstanding share of common stock, par value $.01 per share (the "Common Shares"), of the Company. The distribution is payable on December 8, 1998 (the "Record Date") to the stockholders of record as of the close of business on the Record Date. A Right will also accompany each Common Share issued following the Record Date and prior to the Distribution Date. Each Right entitles the registered holder to purchase from the Company one Common Share at a price of $75.00 (the "Purchase Price") subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated November 25, 1998 (the "Rights Agreement"), between the Company and SunTrust Bank, Atlanta, as Rights Agent (the "Rights Agent").

        Until the earlier to occur of (i) the close of business on the tenth calendar day following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding Common Shares (as "Acquiring Person"), and (ii) the close of business on the tenth business day (or such later date as may be specified by the Board of Directors) following the commencement of a tender offer or exchange offer by a person or group of affiliated or associated persons, the consummation of which would result in beneficial ownership by such person or group of 10% or more of the outstanding Common Shares (the earlier of such dates being hereinafter called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificates.

        The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights),the surrender for transfer of any certificates for Common Shares in respect of which Rights have been issued will also constitute the transfer of the Rights associated with the Common shares represented by such certificates. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

        No Right is exercisable at any time prior to the Distribution Date. The Rights will expire on December 8, 2008 (the "Final Expiration Date") unless earlier redeemed or exchanged by the Company as described below. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including without limitation the right to vote or to receive dividends.



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        The Purchase Price payable, and the number of Common Shares or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the then current market price of the Common Shares or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or cash (excluding regular periodic cash dividends), assets, stock (excluding dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above).

        In the event (a "Flip-in Event") that (i) any person or group of affiliated or associated persons becomes the beneficial owner of 10% or more of the outstanding Common Shares, or (ii) any Acquiring Person merges into or combines with the Company and the Company is the surviving corporation, proper provision shall be made so that each holder of a Right, other than Rights that are or were owned beneficially by the Acquiring Person (which, from and after the later of the Distribution Date and the date of the earlier of any such events, will be void), will thereafter have the right to receive, upon exercise thereof at the then current exercise price of the Right, that number of Common Shares (or, under certain circumstances, an economically equivalent security or securities or assets of the Company) that has a market value of two times the exercise price of the Right.

        In the event (a "Flip-over Event") that, following the first date of public announcement that a person has become an Acquiring Person, (i) the Company merges with or into any person and the Company is not the surviving corporation, (ii) any person merges with or into the Company and the Company is the surviving corporation, but its Common Shares are changed or exchanged, or
(iii) 50% or more of the Company's assets or earning power, including without limitation securities creating obligations of the Company, are sold, proper provision shall be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock (or, under certain circumstances, an economically equivalent security or securities) of such other person which at the time of such transaction would have a market value of two times the exercise price of the Right.

        At any time after the later of the Distribution Date and the first occurrence of a Flip-in Event or Flip-over Event and prior to the acquisition by any person or group of affiliated or associated persons of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than any Rights which have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

        With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment in the Purchase Price of at least 1%. The Company is not required to issue fractional Common Shares or other securities issuable upon the exercise


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of Rights. In lieu of issuing such securities, the Company may make a cash payment, as provided in the Rights Agreement.

        The Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"), at any time prior to the earlier of
(i) the close of business on the tenth day following the Distribution Date and
(ii) the Final Expiration Date. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

        The Rights Agreement may be amended by the Board of Directors in any manner prior to the Distribution Date without the approval of any holders of certificates representing Common Shares. After the Distribution Date, the Rights Agreement may be amended by the Board of Directors without the approval of any holders of Right Certificates, including amendments which add other events requiring adjustment to the Purchase Price payable and the number of Common Shares or other securities issuable or property purchasable upon the exercise of the Rights or which modify procedures relating to the redemption of the Rights, provided that no amendment may be made which decreases the stated Redemption Price or the period of time remaining until the Final Expiration Date or which modifies a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable.

        As of November 24, 1998, 7,340,608 Common Shares were issued and outstanding. Each Common Share outstanding on the Record Date and each Common Share issued thereafter will receive one Right. As long as the Rights are attached to the Common Shares, the Company will issue one Right for each Common Share issued between the Record Date and the Distribution Date. A total of 10,000,000 Common Shares have been reserved for issuance upon exercise of the Rights, subject to adjustment in accordance with the Rights Agreement.

        The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by a majority of the Board of Directors unless the offer is conditioned on a substantial number of Rights being acquired. However, the Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at $0.01 per Right at any time on or prior to the tenth day following the Distribution Date. Thus, the Rights are intended to encourage persons who may seek to acquire control of the Company to initiate such an acquisition through negotiations with the Board of Directors. However, the effect of the Rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in the equity securities of, or seeking to obtain control of, the Company. To the extent any potential acquirors are deterred by the Rights, the Rights may have the effect of preserving incumbent management in office.


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        The form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the form of Rights Certificate, is filed as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit.

Item 2.     Exhibits
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            1.     Rights Agreement, dated November 25, 1998, between
                   Children's Comprehensive Services, Inc. and SunTrust Bank, Atlanta, including the Form of Rights Certificate (Exhibit
                   A) and the Form of Summary of Rights (Exhibit B) is incorporated herein by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 1998.



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                                    SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                       CHILDREN'S COMPREHENSIVE SERVICES, INC.

                                       By: /s/ Donald B. Whitfield
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                                              Donald B. Whitfield
                                              Vice President Finance and Chief
                                               Financial Officer

Dated: November 25, 1998



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                                  EXHIBIT INDEX


1. Rights Agreement, dated November 25, 1998, between Children's Comprehensive Services, Inc. and SunTrust Bank, Atlanta, including the Form of Rights Certificate (Exhibit A) and the Form of Summary of Rights (Exhibit B) is incorporated herein by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 1998.



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